Exhibit 11.5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Offering Statement of Landa App LLC on Form 1-A of our report dated October 7, 2021, which includes an explanatory paragraph as to accompanying financial statements being prepared for the purpose of complying with the rules and regulations of Article 3-14 of Regulation S-X, with respect to our audit of the combined statements of revenues and certain expenses, in total and for each listed property of the 2021-Georgia Single-Family Home Portfolio -3 for the period of January 1, 2020 through December 31, 2020, which report appears in the Offering Statement, which is part of this Offering Circular. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum LLP

Marcum LLP

New York, NY

October 7, 2021